Dreyfus Premier Emerging Markets Fund

ANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Emerging Markets Fund, covering the 12-month period from June 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

The 12-month reporting period produced mixed results for most international stock markets. After rallying strongly when the global economy expanded and geopolitical concerns eased in 2004, international equities gave back some of their gains during the first five months of 2005 as rising energy prices, higher interest rates and renewed economic concerns took their toll on investor sentiment in most markets.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle in the United States and other major markets; one that typically is characterized by higher interest rates and slowing corporate profit growth. At times such as these, we believe it is especially important for investors to stay in touch with their financial advisors, as they can help you rebalance your portfolio as necessary and respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Premier Emerging Markets Fund perform relative to its benchmark?

For the 12-month period ended May 31, 2005, the fund produced total returns of 26.47% for its Class A shares, 25.46% for Class B shares, 25.47% for Class C shares, 26.87% for Class R shares and 25.84% for Class T shares.[1] This compares with a 30.13% total return provided by the Morgan Stanley Capital International Emerging Markets Index (MSCI EM Index), the fund's benchmark, for the same period.[2]

We attribute the fund and market's overall performance to an expanding global economy, which helped fuel stock market rallies in many of the world's emerging markets. The fund's returns trailed its benchmark, primarily due to its limited exposure to some of the MSCI EM Index's better-performing stocks, many of which we considered too richly valued to meet the fund's investment criteria.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in emerging market countries. "Emerging market" countries generally consist of all countries represented in the MSCI EM Index. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any single emerging market country.

In selecting stocks, the portfolio manager identifies potential investments through extensive quantitative and fundamental research using a value-oriented, research-driven approach. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional measures; *business health,* or a company's overall efficiency and profitability as measured by its return on assets and return on equity; and *business momentum,* or the presence of a catalyst that will potentially trigger an increase in the stock's price in the near- or midterm.

What other factors influenced the fund's performance?

A number of factors during the reporting period contributed to generally robust returns in the emerging markets, mainly strong export activity, rising commodity prices and a surge in local consumer demand. More specifically, the resilient U.S. consumer and China's dominance in low cost manufacturing drove robust demand for a wide range of products and services, including capital goods, electricity, shipping, oil and metals.

However, the fund's participation in the emerging markets' rallies was limited by its lack of exposure to a selection of top-performing telecommunication stocks in the MSCI EM — one based in Mexico and the other in Egypt. Both stocks gained value during the reporting period, but we chose to avoid these companies because, in our view, they were too expensive relative to other equally competitive telecom service providers. In addition, less exposure to software developers in favor of semiconductor and contract manufacturing companies that we deemed more attractively valued detracted from performance.

On the other hand, the fund achieved strong positive contributions from stocks in South Korea, China, Turkey and South Africa. Korea Electric Power Corporation (KEPCO), an electric utility, produced the single largest contribution to the fund's performance for the reporting period. Korean consumer stocks also were clear winners, including Hyundai Department Store and Kia Motors. While the fund benefited from its investment in China Mobile (Hong Kong), the country's leading mobile phone company, performance was also enhanced by the portfolio's lower weight in China relative to the MSCI EM Index.

The fund also enjoyed attractive returns from Turkish oil refiner Türkiye Petrol Rafine, also known as TÜPRAS. In South Africa, financial stocks rallied during the first half of the reporting period, including retail bank Nedbank Group. While weakness in South Africa's currency, the rand, caused many of these stocks to falter later in the reporting period, it was not enough to offset earlier gains. In addition, soaring crude oil prices drove South Africa's dominant energy firm, Sasol, higher during the reporting period.

What is the fund's current strategy?

As of the end of the reporting period, we believe that uncertainty regarding the sustainability of global economic growth has created a number of compelling investment opportunities. For example, we have taken advantage of recent price weakness in China by initiating positions in Beijing Capital International Airport, China Petroleum & Chemical and Sinotrans, a top logistics firm. We have also been adding to the fund's technology holdings, focusing on companies where underlying business fundamentals remain strong and stock prices have been punished. Conversely, we recently sold a number of steel, metal and selective consumer stocks, locking in gains as they reached our price targets.

June 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Emerging Markets Fund Class A shares and the Morgan Stanley Capital International Emerging Markets Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Emerging Markets Fund on 6/28/96 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Emerging Markets Index (the "Index") on that date. For comparative purposes, the value of the Index on 6/30/96 is used as the beginning value on 6/28/96. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph above takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin. The Index excludes closed markets and those shares in otherwise free markets that are not purchasable by foreigners. The Index includes gross dividends reinvested and does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**6/28/96**	**19.22%**	**11.83%**	**9.02%**
without sales charge	**6/28/96**	**26.47%**	**13.16%**	**9.74%**
Class B shares				
with applicable redemption charge [†]	**11/15/02**	**21.46%**	**–**	**29.22%**
without redemption	**11/15/02**	**25.46%**	**–**	**30.01%**
Class C shares				
with applicable redemption charge [††]	**11/15/02**	**24.47%**	**–**	**30.11%**
without redemption	**11/15/02**	**25.47%**	**–**	**30.11%**
Class R shares	**11/15/02**	**26.87%**	**–**	**31.49%**
Class T shares				
with maximum sales charge (4.5%)	**11/15/02**	**20.20%**	**–**	**28.02%**
without sales charge	**11/15/02**	**25.84%**	**–**	**30.36%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[†] *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

[††] *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.34	$ 13.29	$ 13.04	$ 7.56	$ 11.11
Ending value (after expenses)	$1,046.80	$1,043.00	$1,042.90	$1,048.50	$1,044.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.20	$ 13.09	$ 12.84	$ 7.44	$ 10.95
Ending value (after expenses)	$1,015.81	$1,011.92	$1,012.17	$1,017.55	$1,014.06

† *Expenses are equal to the fund's annualized expense ratio of 1.83% for Class A, 2.61% for Class B, 2.56% for Class C, 1.48% for Class R and 2.18% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2005

Common Stocks−93.9%	Shares	Value ($)
Brazil−6.3%		
Banco Itau Holding Financeira, ADR	48,490	4,263,726
Brasil Telecom Participacoes, ADR	197,460	6,553,697
Cia de Saneamento Basico do Estado de Sao Paulo	93,688	5,570,440
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	176,000	2,625,920
Cia Vale do Rio Doce, ADR	132,300	3,840,669
Empresa Brasileira de Aeronautica, ADR	312,730	9,475,719
Grendene	578,400	3,642,710
Petroleo Brasileiro, ADR	548,519	25,890,097
Telecomunicacoes Brasileiras, ADR	229,220	6,718,438
Tim Participacoes, ADR	3,188	50,211
Unibanco, GDR	36,970	1,327,223
		69,958,850
Chile−.3%		
Banco Santander Chile, ADR	98,000	**3,057,600**
China−2.4%		
Beijing Capital International Airport, Cl. H	1,963,500	694,075
China Petroleum & Chemical, ADR	31,100	1,154,121
China Petroleum & Chemical, Cl. H	10,128,800	3,710,612
China Telecom, Cl. H	14,567,800	5,102,737
Huadian Power International, Cl. H	26,467,800	7,314,742
Huaneng Power International, Cl. H	3,080,000	2,197,285
Sinopec Yizheng Chemical Fibre, Cl. H	18,577,400	2,841,677
Sinotrans, Cl. H	12,743,000	3,726,455
Weiqiao Textile, Cl. H	263,000	360,038
		27,101,742
Croatia−.4%		
Pliva, GDR	414,800 [a]	**4,894,640**
Egypt−.5%		
Commercial International Bank, GDR	420,000 [a]	3,234,000
Suez Cement	124,806	1,740,177
		4,974,177

Common Stocks (continued)	Shares	Value ($)
Hong Kong–4.4%		
Beijing Enterprises	1,378,000	1,762,443
Brilliance China Automotive	10,273,000	1,848,707
China Mobile (Hong Kong)	6,327,900	23,100,463
China Resources Enterprise	4,773,400	6,565,296
Denway Motors	21,191,500	7,490,954
Panva Gas Holdings	2,865,000 [b]	1,160,053
Shanghai Industrial	3,750,500	7,279,622
		49,207,538
Hungary–1.7%		
Gedeon Richter	65,796	8,596,550
Magyar Telekom	2,507,933	9,731,300
		18,327,850
India–10.4%		
Bharat Petroleum	1,015,874	9,057,693
Dr. Reddy's Laboratories	103,582	1,718,466
Dr. Reddy's Laboratories, ADR	534,400	8,657,280
GAIL India	455,840	2,216,946
GAIL India, GDR	205,900 [a]	6,059,637
Hindalco Industries	182,327	4,700,374
Hindalco Industries, GDR	220,900 [a]	5,694,802
Hindustan Lever	1,958,430	6,295,008
Hindustan Petroleum	1,462,940	11,167,721
ICICI Bank	566,703	5,075,595
Mahanagar Telephone Nigam	3,610,150	9,991,753
Mahanagar Telephone Nigam, ADR	380,521	2,469,581
NIIT Technologies	80,595 [b]	252,349
Oil and Natural Gas	411,556	8,460,869
Reliance Industries	1,764,519	21,555,357
State Bank of India	248,500	3,805,449
State Bank of India, GDR	204,000 [a]	8,042,700
		115,221,580
Indonesia–2.2%		
PT Bank Mandiri	21,534,500	3,756,938
PT Gudang Garam	4,401,400	5,967,216

Common Stocks (continued)	Shares	Value ($)
Indonesia (continued)		
PT Indofood Sukses Makmur	53,307,000	6,722,901
PT Telekomunikasi Indonesia	15,220,000	7,438,045
		23,885,100
Israel—.8%		
Bank Hapoalim	746,193	2,619,794
Bank Leumi Le-Israel	985,000	2,790,684
Super-Sol	1,355,591	3,643,996
		9,054,474
Malaysia—4.3%		
Commerce Asset Holdings	5,718,100	7,012,196
Gamuda	6,427,800	7,375,055
Genting	2,230,500	10,506,829
Kuala Lumpur Kepong	1,933,100	3,255,747
MK Land Holdings	1,617,800	519,399
Proton Holdings	942,000	1,760,053
Resorts World	2,093,500	5,316,388
Sime Darby	8,084,800	12,339,958
		48,085,625
Mexico—7.5%		
Cemex	753,498	5,740,416
Coca-Cola Femsa, ADR	740,930	17,634,134
Consorcio ARA	100,000	325,673
Controladora Comercial Mexicana	8,787,000	9,458,122
Desc, Ser. B	13,209,200 [b]	3,584,899
Embotelladoras Arca	160,000	329,574
Grupo Continental	3,783,750	5,848,038
Kimberly-Clark de Mexico, Cl. A	3,268,200	10,418,143
Telefonos de Mexico, ADR	1,569,940	29,295,080
		82,634,079
Philippines—.7%		
ABS-CBN Broadcasting	4,130,600	832,782
Bank of the Philippine Islands	5,784,068	5,141,629
Manila Electric, Cl. B	5,700,264 [b]	2,298,494
		8,272,905

Common Stocks (continued)	Shares	Value ($)
Poland—1.5%		
Bank BPH	23,128	3,499,380
KGHM Polska Miedz	565,907 b	4,911,923
Powszechna Kasa Oszczednosci Bank Polski	318,000 a,b	2,487,896
Telekomunikacja Polska	964,251	5,366,123
		16,265,322
Russia—2.9%		
LUKOIL, ADR	631,800	22,068,983
OAO Gazprom, ADR	298,430	10,101,855
		32,170,838
South Africa—11.3%		
Alexander Forbes	2,174,428	3,598,570
Aveng	3,133,556	5,286,843
Bidvest Group	823,366	8,333,747
Illovo Sugar	3,077,520	3,740,981
Impala Platinum Holdings	139,691	11,663,421
Nampak	4,660,401	10,238,139
Nedbank Group	1,766,258	19,607,843
Network Healthcare Holdings	3,457,300 b	3,048,176
Old Mutual	4,674,406	10,026,620
Sanlam	6,288,030	10,317,770
Sappi	1,501,529	14,425,938
Sasol	576,302	14,188,103
Shoprite Holdings	1,420,344	2,933,048
Steinhoff International Holdings	2,831,500	5,598,308
Tongaat-Hulett Group	275,738	2,382,622
		125,390,129
South Korea—19.3%		
CJ	86,600	6,188,784
Daelim Industrial	111,930	5,388,194
Hyundai Department Store	82,910	3,929,481
Hyundai Development	204,600	4,325,538
Hyundai Motor	185,170	10,420,982

Common Stocks (continued)	Shares	Value ($)
South Korea (continued)		
INI Steel	196,670	2,918,329
Industrial Bank of Korea	651,500	5,787,519
KT, ADR	731,250	15,305,062
Kangwon Land	731,081	10,521,761
Kia Motors	300,520	4,310,188
Kookmin Bank	310,640	13,658,910
Kookmin Bank, ADR	133,734	5,911,043
Korea Electric Power	800,140	23,666,672
Korea Electric Power, ADR	63,100	939,559
Korea Fine Chemical	42,566	408,127
Kumho Tire, GDR	260,000 [a]	1,778,400
LG Chem	257,770	9,402,528
LG Electronics	94,900	6,894,968
POSCO	44,120	7,882,481
POSCO, ADR	82,790	3,718,927
SK Telecom	25,200	4,614,789
SK Telecom, ADR	338,200	7,075,144
Samsung	146,510	2,014,058
Samsung Electro-Mechanics	452,960	11,014,908
Samsung Electronics	49,340	23,947,653
Samsung Fire & Marine Insurance	186,550	13,979,677
Samsung SDI	85,937	8,222,657
		214,226,339
Taiwan—13.6%		
Accton Technology	4,310,260 [b]	2,185,019
Advanced Semiconductor Engineering	7,836,000 [b]	5,708,675
Asustek Computer	2,013,862	5,560,352
Asustek Computer, GDR	1,262,600 [a]	3,472,150
Benq	7,034,000	7,266,112
China Motor	4,769,000	4,918,768
Compal Electronics	6,923,560	6,644,322
Compal Electronics, GDR	2,756,368 [a]	13,230,566

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
Delta Electronics	2,880,100	4,673,907
Elan Microelectronics	2,954,544	1,441,241
First Financial Holding	12,691,000 b	10,338,117
Nien Hsing Textile	4,179,000	3,497,489
President Chain Store	864,000	1,583,931
Quanta Computer	8,640,299	15,812,312
SinoPac Financial Holdings	21,508,103	11,486,075
Taishin Financial Holdings	1,530,000	1,324,390
Taiwan Mobile	5,632,429	5,638,714
United Microelectronics	30,730,564 b	20,771,177
United Microelectronics, ADR	3,649,113 b	13,647,683
Yageo	31,137,200 b	11,813,572
		151,014,572
Thailand—2.7%		
C.P. Seven Eleven	8,678,000	1,196,376
Charoen Pokphand Foods	27,340,000	2,880,729
Delta Electronics Thai	2,889,000	1,088,176
Kasikornbank	4,963,500	7,270,513
Krung Thai Bank	34,863,300	7,896,169
Siam Commercial Bank	5,803,700	6,822,419
Siam Makro	1,767,600	2,719,719
		29,874,101
Turkey—.7%		
Tupras-Turkiye Petrol Rafine	604,505	**7,708,602**
Total Common Stocks		
(cost $811,011,120)		**1,041,326,063**

Preferred Stocks–3.6%	Shares	Value ($)
Brazil:		
Banco Bradesco	205,926	6,616,765
Cia de Tecidos Norte de Minas	69,430	5,983,626
Cia Energetica de Minas Gerais	196,099	5,931,307
Cia Paranaense de Energia	1,114,857	6,374,570
Duratex	92,255	4,204,684
Telecomunicacoes de Sao Paulo	182,062	3,451,154
Telemar Norte Leste	134,300	3,132,832
Telemig Celular Participacoes	2,345,495	3,828,983
Telemig Celular Participacoes (Receipt)	25,199	40,614
Total Preferred Stocks (cost $22,453,454)		**39,564,535**
Total Investments (cost $833,464,574)	**97.5%**	**1,080,890,598**
Cash and Receivables (Net)	**2.5%**	**28,012,045**
Net Assets	**100.0%**	**1,108,902,643**

ADR—American Depository Receipts.
GDR—Global Depository Receipts.
a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2005, these securities amounted to $48,894,791 or 4.4% of net assets.
b   Non-income producing.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Telecommunications	11.5	Beverages & Tobacco	3.4
Banking	9.1	Multi-Industry	3.1
Electronic Components	9.1	Automobiles	2.8
Energy	6.0	Building Materials	2.7
Energy Equipment & Services	5.5	Leisure & Tourism	2.4
Utilities	5.1	Chemicals	2.3
Financial Services	5.0	Other	21.4
Healthcare	4.3		
Metals	3.8		**97.5**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	833,464,574	1,080,890,598
Cash		3,016,912
Cash denominated in foreign currencies	20,679,980	20,567,146
Dividends receivable		4,982,734
Receivable for shares of Common Stock subscribed		3,262,775
Receivable for investment securities sold		2,833,520
Prepaid expenses		53,915
		1,115,607,600
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,448,995
Payable for shares of Common Stock redeemed		2,674,348
Payable for investment securities purchased		1,692,790
Unrealized depreciation on forward currency exchange contracts–Note 4		7,218
Accrued expenses		881,606
		6,704,957
Net Assets ($)		**1,108,902,643**
Composition of Net Assets ($):		
Paid-in capital		782,714,411
Accumulated undistributed investment income–net		10,616,443
Accumulated net realized gain (loss) on investments		68,179,326
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		247,392,463
Net Assets ($)		**1,108,902,643**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,070,893,116	3,481,361	7,797,260	26,674,852	56,054
Shares Outstanding	54,930,501	181,270	405,106	1,364,784	2,902.269
Net Asset Value Per Share ($)	**19.50**	**19.21**	**19.25**	**19.55**	**19.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $3,401,984 foreign taxes withheld at source)	31,176,062
Interest	315,222
Total Income	**31,491,284**
Expenses:	
Management fee–Note 3(a)	12,834,273
Shareholder servicing costs–Note 3(c)	3,845,401
Custodian fees	1,824,930
Prospectus and shareholders' reports	102,649
Directors' fees and expenses–Note 3(d)	91,204
Distribution fees–Note 3(b)	87,820
Registration fees	86,432
Professional fees	77,614
Loan commitment fees–Note 2	6,488
Interest expense–Note 2	2,452
Miscellaneous	61,986
Total Expenses	**19,021,249**
Investment Income–Net	**12,470,035**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions (net of $619,815 foreign taxes)	122,910,258
Net realized gain (loss) on forward currency exchange contracts	(1,581,091)
Net Realized Gain (Loss)	**121,329,167**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	99,067,676
Net Realized and Unrealized Gain (Loss) on Investments	**220,396,843**
Net Increase in Net Assets Resulting from Operations	**232,866,878**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2005	2004
Operations ($):		
Investment income–net	12,470,035	8,043,809
Net realized gain (loss) on investments	121,329,167	83,605,684
Net unrealized appreciation (depreciation) on investments	99,067,676	134,714,570
Net Increase (Decrease) in Net Assets Resulting from Operations	**232,866,878**	**226,364,063**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,933,579)	(5,523,574)
Class B shares	–	(13,831)
Class C shares	–	(39,237)
Class R shares	(168,397)	(76,407)
Class T shares	–	(431)
Net realized gain on investments:		
Class A shares	(84,899,860)	–
Class B shares	(324,091)	–
Class C shares	(692,939)	–
Class R shares	(1,934,208)	–
Class T shares	(5,828)	–
Total Dividends	**(91,958,902)**	**(5,653,480)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	280,156,797	447,410,509
Class B shares	312,306	2,548,916
Class C shares	1,984,277	9,392,044
Class R shares	18,220,801	4,531,624
Class T shares	–	82,623

	Year Ended May 31,	
	2005	2004
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	74,873,230	4,537,239
Class B shares	298,088	12,327
Class C shares	544,950	18,427
Class R shares	1,736,656	29,186
Class T shares	5,828	431
Cost of shares redeemed:		
Class A shares	(327,417,654)	(303,948,757)
Class B shares	(855,341)	(543,066)
Class C shares	(4,734,626)	(4,244,226)
Class R shares	(3,465,379)	(1,231,172)
Class T shares	(36,698)	(23,917)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**41,623,235**	**158,572,188**
Total Increase (Decrease) in Net Assets	**182,531,211**	**379,282,771**
Net Assets ($):		
Beginning of Period	926,371,432	547,088,661
End of Period	**1,108,902,643**	**926,371,432**
Undistributed investment income–net	10,616,443	3,320,764

	Year Ended May 31,	
	2005	2004
Capital Share Transactions:		
Class A [a]		
Shares sold	14,745,184	28,790,070
Shares issued for dividends reinvested	3,818,113	270,718
Shares redeemed	(17,666,264)	(19,266,068)
Net Increase (Decrease) in Shares Outstanding	**897,033**	**9,794,720**
Class B [a]		
Shares sold	16,385	183,551
Shares issued for dividends reinvested	15,379	741
Shares redeemed	(45,979)	(32,770)
Net Increase (Decrease) in Shares Outstanding	**(14,215)**	**151,522**
Class C		
Shares sold	109,766	661,277
Shares issued for dividends reinvested	28,061	1,105
Shares redeemed	(270,667)	(265,760)
Net Increase (Decrease) in Shares Outstanding	**(132,840)**	**396,622**
Class R		
Shares sold	981,337	326,318
Shares issued for dividends reinvested	88,424	1,740
Shares redeemed	(183,188)	(73,641)
Net Increase (Decrease) in Shares Outstanding	**886,573**	**254,417**
Class T		
Shares sold	–	5,652
Shares issued for dividends reinvested	299	26
Shares redeemed	(2,026)	(1,449)
Net Increase (Decrease) in Shares Outstanding	**(1,727)**	**4,229**

[a] *During the period ended May 31, 2005, 893 Class B shares representing $16,756 were automatically converted to 882 Class A shares and during the period ended May 31, 2004, 639 Class B shares representing $11,198 were automatically converted to 634 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
Class A Shares	2005	2004	2003[a]	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	16.77	12.25	13.07	11.65	13.61
Investment Operations:					
Investment income–net[b]	.23	.16	.10	.25	.13
Net realized and unrealized gain (loss) on investments	4.22	4.47	(.83)	1.33	(.37)
Total from Investment Operations	4.45	4.63	(.73)	1.58	(.24)
Distributions:					
Dividends from investment income–net	(.08)	(.11)	(.10)	(.16)	(.13)
Dividends from net realized gain on investments	(1.64)	–	–	–	(1.59)
Total Distributions	(1.72)	(.11)	(.10)	(.16)	(1.72)
Redemption fee added to paid-in capital	–	–	.01	.00[c]	.00[c]
Net asset value, end of period	19.50	16.77	12.25	13.07	11.65
Total Return (%)	26.47[d]	37.65[d]	(5.39)[d]	13.80	(.99)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.85	1.86	1.96	1.82	1.79
Ratio of net investment income to average net assets	1.22	.97	.90	2.18	1.02
Portfolio Turnover Rate	41.36	47.45	48.52	62.10	78.00
Net Assets, end of period ($ x 1,000)	1,070,893	906,065	542,076	529,455	257,183

[a] The fund changed to a five class fund on November 15, 2002. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
See notes to financial statements.

	Year Ended May 31,		
Class B Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.61	12.20	10.84
Investment Operations:			
Investment income−net[b]	.06	.02	.10
Net realized and unrealized gain (loss) on investments	4.18	4.46	1.36
Total from Investment Operations	4.24	4.48	1.46
Distributions:			
Dividends from investment income−net	−	(.07)	(.10)
Dividends from net realized gain on investments	(1.64)	−	−
Total Distributions	(1.64)	(.07)	(.10)
Net asset value, end of period	19.21	16.61	12.20
Total Return (%)[c]	25.46	36.70	13.56[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.67	2.63	1.46[d]
Ratio of net investment income to average net assets	.32	.11	1.06[d]
Portfolio Turnover Rate	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	3,481	3,246	536

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Year Ended May 31,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.63	12.22	10.84
Investment Operations:			
Investment income–net[b]	.07	.02	.11
Net realized and unrealized gain (loss) on investments	4.19	4.46	1.37
Total from Investment Operations	4.26	4.48	1.48
Distributions:			
Dividends from investment income–net	–	(.07)	(.10)
Dividends from net realized gain on investments	(1.64)	–	–
Total Distributions	(1.64)	(.07)	(.10)
Net asset value, end of period	19.25	16.63	12.22
Total Return (%)[c]	25.47	36.72	13.75[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.61	2.58	1.47[d]
Ratio of net investment income to average net assets	.39	.11	1.11[d]
Portfolio Turnover Rate	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	7,797	8,947	1,726

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

	Year Ended May 31,		
Class R Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.80	12.27	10.84
Investment Operations:			
Investment income—net[b]	.29	.21	.14
Net realized and unrealized gain (loss) on investments	4.24	4.47	1.40
Total from Investment Operations	4.53	4.68	1.54
Distributions:			
Dividends from investment income—net	(.14)	(.15)	(.11)
Dividends from net realized gain on investments	(1.64)	–	–
Total Distributions	(1.78)	(.15)	(.11)
Net asset value, end of period	19.55	16.80	12.27
Total Return (%)	26.87	38.19	14.32[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.49	1.52	.89[c]
Ratio of net investment income to average net assets	1.52	1.26	1.61[c]
Portfolio Turnover Rate	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	26,675	8,036	2,745

[a]   *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
See notes to financial statements.

	Year Ended May 31,		
Class T Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.63	12.19	10.84
Investment Operations:			
Investment income–net[b]	.14	.07	.06
Net realized and unrealized gain (loss) on investments	4.18	4.47	1.39
Total from Investment Operations	4.32	4.54	1.45
Distributions:			
Dividends from investment income–net	–	(.10)	(.10)
Dividends from net realized gain on investments	(1.64)	–	–
Total Distributions	(1.64)	(.10)	(.10)
Net asset value, end of period	19.31	16.63	12.19
Total Return (%)[c]	25.84	37.33	13.47[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.27	2.24	1.49[d]
Ratio of net investment income to average net assets	.77	.45	.52[d]
Portfolio Turnover Rate	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	56	77	5

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $21,145,785, undistributed capital gains $69,206,995 and unrealized appreciation $235,835,452.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2005 and May 31, 2004 were as follows: ordinary income $27,407,547 and $5,653,480 and long-term capital gains $64,551,355 and $0, respectively.

During the period ended May 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses and Indian capital gain taxes, the fund decreased accumulated undistributed investment income-net by $1,072,380 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2005, was approximately $162,500, with a related weighted average annualized interest rate of 1.51%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended May 31, 2005, the Distributor retained $16,768 from commissions earned on sales of the fund's Class A shares and $7,505 and $9,803 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2005, Class B, Class C and Class T shares were charged $27,258, $60,383 and $179, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2005, Class A, Class B, Class C and Class T shares were charged $2,491,577, $9,086, $20,128 and $179, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $261,227 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,168,423, Rule 12b-1 distribution plan fees $6,884, shareholder services plan fees $228,425, chief compliance officer fees $1,693 and transfer agency per account fees $43,570.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended May 31, 2005, amounted to $413,358,945 and $461,521,567, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at May 31, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases:				
Malaysian Ringgit, expiring 6/1/2005	1,238,936	326,079	326,036	(43)
South African Rand, expiring 6/1/2005	3,106,702	462,169	454,994	(7,175)
Total				**(7,218)**

At May 31, 2005, the cost of investments for federal income tax purposes was $845,021,585; accordingly, accumulated net unrealized appreciation on investments was $235,869,013, consisting of $278,600,122 gross unrealized appreciation and $42,731,109 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund

Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Emerging Markets Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Emerging Markets Fund (one of the funds comprising Dreyfus International Funds, Inc.) as of May 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Emerging Markets Fund at May 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 15, 2005

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2005:

— the total amount of taxes paid to foreign countries was $4,021,799.

— the total amount of income sourced from foreign countries was $23,276,039.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2005 calendar year with Form 1099-DIV which will be mailed by January 31, 2006.

Also, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $22,051,360 represents the maximum amount that may be considered qualified dividend income.

Also the fund designates $1.2068 per share as a long-term capital gain distribution paid on December 31, 2004.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

James F. Henry (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
- President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (79)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Atom Pharm, Director
• Lazard Freres & Company, LLC, Senior Adviser
• Merck, Consultant
• Carrot Capital Health Care Ventures; Advisor
• Armgo-Start-Up Biotech; Board of Directors

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Digital Learning Group, LLC, an online publisher of college textbooks, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• YIVO Institute for Jewish Research, Trustee

No. of Portfolios for which Board Member Serves: 22

————————

Bert W. Wasserman (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Financial Consultant

Other Board Memberships and Affiliations:
• Aerotech Corporation, Director

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since October 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 103 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 108 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Emerging Markets Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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